VIA EDGAR

May 25, 2021

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Irene Paik, Joe McCann, Tara Harkins and Dan Gordon

Re:	Centessa Pharmaceuticals plc
Acceleration Request for Registration Statement on Form S-1
File No. 333-255393

	Requested Date:	May 27, 2021
	Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 3,878 copies of the Preliminary Prospectus dated May 24, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on May 27, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

GOLDMAN SACHS & CO. LLC

JEFFERIES LLC

EVERCORE GROUP L.L.C.

As representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Chirag D. Surti
Name: Chirag D. Surti
Title: Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Reed
Name: Elizabeth Reed
Title: Managing Director

JEFFERIES LLC

By:	/s/ Matthew Kim
Name: Matthew Kim
Title: Managing Director, Joint US Head of Biopharmaceuticals

EVERCORE GROUP L.L.C.

By:	/s/ Francois Maisonrouge
Name: Francois Maisonrouge
Title: Senior Managing Director

[Signature Page to Acceleration Request]